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SEC FILE NUMBER
a-47393

MAR 2 7 2023

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DAI Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2200 Century Parkway NE, Suite 435
(No. and Street)

Atlanta	GA	30345
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kimberly Ryan	248-224-8713	kimberlyr@daisecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue, Floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

September 23, 2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Kimberly Ryan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DAI Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Kimberly Ryan

Title: Chief Financial Officer

Paris S. Nabyi

Notary Public

PARIS NABYI
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF OAKLAND
My Comm. Exp. 12/27/2025
Acting in the County of Oakland
Date 03/22/2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member and Members of DAI Securities, LLC
Mankato, Minnesota

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of DAI Securities, LLC (the "Company") as of December 31, 2022, the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The Schedule I: Supplemental Information Pursuant to Rule 17a-5 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP
Crowe LLP

We have served as the Company's auditor since 2022.

New York, New York
March 22, 2023

CONTENTS

DAI SECURITIES, LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash	$ 4,989,876
Accounts receivable	70
Receivable from related party	45,427
Commissions receivable	1,584,586
Prepaid expenses	128,759
Clearing deposits	10,151
Fixed assets, net	1,605
Right of use assets, net of accumulated amortization	41,773
TOTAL ASSETS	**$ 6,802,247**

Liabilities and Members' Equity

Accounts payable	$ 139,088
Payable to related party	11,720
Accrued commission	641,799
Accrued assessments	73,200
Lease liabilities	44,575
Total Liabilities	910,382
Members' Equity	5,891,865
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 6,802,247**

See notes to financial statements.

DAI SECURITIES, LLC
Statement of Income
Year Ended December 31, 2022

Revenue	
Mutual fund commissions	$ 175,639
Insurance commissions	2,047,670
Private placement commissions	21,233,373
Due diligence fees	4,170,817
Other income	8,607
Total Revenue	**$ 27,636,106**
Expenses	
Compensation and related costs	$ 17,408,610
Clearing costs	11,623
Occupancy and equipment	69,237
Professional fees	174,840
Regulatory fees	26,110
Related party allocated expenses	2,001,353
Technology	126,099
Other expenses	411,928
Total Expenses	**$ 20,229,800**
NET INCOME	**$ 7,406,306**

See notes to financial statements.

DAI SECURITIES, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2022

Members' equity, December 31, 2021	$ 985,559
Net income	7,406,306
Distributions to DAI Holdings	(2,500,000)
Members' equity, December 31, 2022	**$ 5,891,865**

See notes to financial statements.

DAI SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2022

Cash Flows from Operating Activities	
Net income	$ 7,406,306
Adjustments for non-cash items	
Depreciation	837
Change in assets and liabilities	
Increase in receivables	(41,938)
Decrease in commissions receivable	234,017
Increase in prepaid expenses	(31,211)
Decrease in clearing deposit	4,982
Decrease in ROU assets	50,128
Increase in accrued assessments	7,096
Increase in accounts payable	50,811
Decrease in payable to related party	(44,338)
Decrease in commissions payable	(1,430,682)
Decrease in ROU liabilities	(52,164)
Net cash provided by operating activities	6,153,844
Cash Flows from Financing Activities	
Capital withdrawals	(2,500,000)
Net cash used in financing activities	(2,500,000)
Net increase in cash	3,653,844
Cash at beginning of year	1,336,032
CASH AT END OF YEAR	**$ 4,989,876**

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or for income taxes.

See notes to financial statements.

DAI SECURITIES, LLC
Notes to Financial Statements
December 31, 2022

Note 1 – Nature of Business and Summary of Significant Accounting Polices

Nature of Business:

DAI Securities, LLC (Company), formerly Lewis Financial Group, L.C., was organized in May 1994 as a Louisiana limited liability company. The Company converted the jurisdiction of organization from Louisiana to Minnesota effective May 31, 2019. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Securities Investor Protection Corporation (SIPC) and is a member of the Financial Regulatory Authority (FINRA). The Company's corporate office is in Atlanta, Georgia.

The Company operates under the exemptive provisions of 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear securities transactions on behalf of the customers on a fully disclosed basis through a clearing broker-dealer and promptly transmit customer funds to the clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company's operations consist primarily of providing mutual fund and insurance brokerage, and private placement of securities on a best efforts basis and due diligence related to private placements. The majority of the Company's customers are individuals located through the United States.

Significant Accounting Policies:

Cash and cash equivalents

The Company's cash consists of cash on deposit with banks. Cash equivalents represent money market funds or short-term investments with original maturities of three months or less from the date of purchase.

Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DAI SECURITIES, LLC
Notes to Financial Statements
December 31, 2022

Note 1 – Nature of Business and Summary of Significant Accounting Polices (continued)

Revenue Recognition

The Company's revenue recognition policies are as follows.

Mutual Fund Commissions

Commissions are charged to client securities accounts for transaction-based brokerage services such as mutual fund and stock transactions, and 12b-1 fees resulting from the sale of investment company products. Satisfaction of the performance obligation for deferred commission revenue such as 12b1 fees is constrained until value of the underlying fund in known. Revenue for customer security transactions is recognized at the trade date which is when the performance obligation is satisfied. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of the ownership have been transferred to/from the customer.

Private Placement Commissions and Due Diligence Fees

The Company participates in the private placement offerings of securities on a best-effort basis. The Company, operating as a placement agent, earns a selling commission and due diligence fee equal to the gross sale price by the agreed upon rates. Commissions and due diligence fees are recognized on the date of approval by the home office. The Company believes that the performance obligation is satisfied on the date approved at the home office because that is when the underlying private placement interest is defined, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Insurance Commissions

The performance obligation for annuities is satisfied upon sale of the annuity, and therefore, the related revenue is primarily recognized at the trade date. The Company believes the performance obligation is satisfied upon the sale of the annuity because that is when the underlying annuity is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Accounts Receivable

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including trades placed directly with the

Note 1 – Nature of Business and Summary of Significant Accounting Polices (continued)

sponsor company. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of the daily settlement and direct purchases with Sponsor companies, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The company continually reviews the credit quality of its counterparties.

Accounting Policies for Leases

The Company is a lessee in several non-cancellable operating leases, for office space and certain office equipment which are accounted for under FASB ASC 842 Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

Lease liabilities

A lease liability is initially and subsequently measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of all but one of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease that does not contain an implicit rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

ROU assets

A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs.

Note 1 – Nature of Business and Summary of Significant Accounting Polices (continued)

Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Accounting policy election for short-term leases

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset with the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Accounting policy election for lease and non-lease components

The Company has elected, by class of underlying asset, for all asset classes, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Income Taxes

The Company is a single member limited liability company and is disregarded for federal income tax purposes. The Company's taxable income or loss is included in the tax return of the Parents members; therefore, federal income taxes are not payable by, or provided for, the Company.

Note 2 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed the 15-1 . Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15-1. At December 31, 2022 the Company had net capital of $4,731,514, which was $4,670,821 in excess of its required net capital of $60,692. The ratio of aggregate indebtedness to net capital was 0.2 to 1.

Note 2 – Net Capital Requirements (continued)

In January 2023 the Company made a capital withdrawal and distributed $4,000,000.00 to its members.

Note 3 – Transactions with Clearing Broker-Dealer and Commitment

The Company has a clearing agreement with a clearing broker-dealer, to provide clearing, execution and related securities services. The agreement requires the Company to maintain a minimum of $10,000 as a deposit in account with the clearing broker-dealer. The clearing agreement also requires a monthly minimum clearing charge of $1,000 per month.

Note 4 – Related Party Transactions/Concentration of Revenue and Services/Economic Dependency

The Company is under the control of its Parent ("DAI Holdings, LLC"), is economically dependent on the managing members and has a concentration of services provided by the parent company, DAI Holdings, Inc. The Company has expense sharing agreements with DAI Holdings, Inc. and DAI Wealth, LLC, both are related parties under common ownership. The existence of that control, dependency and concentration creates operating results and financial position significantly different than if the companies were autonomous. Transactions between the Company and member were not consummated on terms equivalent to arm's length transactions.

During the year ended December 31, 2022, the Company paid a total of $2,090,167 under the expense sharing agreements consisting of $63,073 of service fees, $1,817,556 of payroll costs and $209,538 of operating expenses. As of December 31, 2022, the Company owed DAI Holdings, Inc. $891, DAI Wealth, LLC. $2,694 and $8,135 to an entity under common ownership.

During the year ended December 31, 2022, the Company received a total $88,814 from DAI Wealth, LLC. under the expense sharing agreement consisting of operating expenses. As of December 31, 2022, the Company is owed $45,427 from DAI Wealth, LLC.

Note 4 – Related Party Transactions/Concentration of Revenue and Services/Economic Dependency (continued)

A managing member, a registered securities representative of the Company, generated approximately 55% of the Company's total revenue. This registered representative's compensation was approximately 48% of the Company's total compensation and related costs and approximately 26% of the commissions payable at year end. The Company is economically dependent on this registered representative.

Note 5 – Concentration of Credit Risk and Off-Balance Sheet Risk

The Company has cash held at Regions Bank totaling $286,563 and at US Bank totaling $4,703,312 or approximately 73% of the Company's total assets at December 31, 2022. Cash held is in excess of FDIC insurance of $250,000, creating a credit risk of $4,453,312 at December 31, 2022. Cash balance fluctuates on a daily basis.

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions. The clearing broker-dealer carries accounts of the customers of the Company is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 6 – Contingencies

The Company's business subjects it to various claims, regulatory examinations and actions, and other proceedings in the ordinary course of business. There is currently one pending claim or legal proceeding against the Company, in which the company is a named respondent in conjunction with multiple other broker dealers. This action could negatively impact the financial condition, results of operations or cash flows of the Company; however, this claim has been tendered to the Company's Insurance company and is being rigorously defended through outside counsel. There has been no liability recognized as of December 31, 2022.

DAI SECURITIES, LLC
Notes to Financial Statements
December 31, 2022

Note 7 – Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2022, through March 22, 2023, the date which the financial statements were available to be issued and there were no subsequent events identified.

Schedule I

DAI SECURITIES, LLC
Supplemental Information Pursuant to Rule 17a-5
December 31, 2022

Net Capital Computation

Members' equity qualified for net capital	$	5,891,865
Deductions and/or charges		
Non-allowable assets:		
Fixed asset and Right of use asset		43,378
Commissions receivable		942,786
Related party receivable		45,427
Prepaid expenses		127,760
Total deduction and/or charges		1,160,351
Net Capital	$	4,731,514
Aggregate indebtedness		
Accrued assessments	$	73,201
Accounts payable		139,088
Related party payable		11,720
Commission payable		641,799
Operating lease liability		44,574
Total aggregate indebtedness	$	910,382
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	60,692
Net capital in excess of minimum requirement	$	4,670,821
Ratio of aggregate indebtedness to net capital		.2 to 1

Reconciliation of Computation of Net Capital

The above computation does not materially differ from the computation of net capital under Rule 15c3-1 as of December 31, 2021 as filed by DAI Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is necessary.

See accompanying report of independent registered public accounting firm.

Schedule I, continued

DAI SECURITIES, LLC
Supplemental Information Pursuant to Rule 17a-5
December 31, 2022

Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (exemption)

The Company operates pursuant to sections (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)

Information relating to the possession or control requirements is not included therein as the Company claims exemption pursuant to section (k)(2)(ii), since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying DAI Securities, LLC Exemption Report, in which:

(1) DAI Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which DAI Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and DAI Securities, LLC stated that DAI Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2022, without exception; and

(2) DAI Securities, LLC identified the following identified conditions pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under which DAI Securities, LLC is also eligible to file an Exemption Report because DAI Securities, LLC's other business activities are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to DAI Securities, LLC and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraph (a) or (b)(2) of Rule 15c2-4; and DAI Securities, LLC: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to DAI Securities, LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2022, except as described in its exemption report.

DAI Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DAI Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe LLP

Crowe LLP

New York, New York
March 22, 2023

T 404.531.7080
2200 Century Pkwy NE, Suite 435, Atlanta, GA 30345

EXEMPTION REPORT

DAI Securities, LLC (Company) is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2):(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the year without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year except as described below:

   The following checks were delayed:

2022	Number of Checks	Check amounts
Trustee Disbursement	3	$6,703
Investment Sponsor	10	$821,831
Total	13	$828,534

DAI SECURITIES, LLC

I, Kimberly Ryan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Kimberly Ryan

Title: Chief Financial Officer

March 22, 2023